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                            	UNITED STATES
                   	SECURITIES AND EXCHANGE COMMISSION
                        	Washington, D.C.  20549


                              	SCHEDULE 13D

                	Under the Securities Exchange Act of 1934
                            	(Amendment No. 9)*



                            MICRO BIO MEDICS, INC.
                             	(Name of Issuer)

                                Common Stock
                       	(Title of Class of Securities)

	                                59903 205
                              	(CUSIP Number)

          	Steven Morse, Esq., Lester Morse P.C.,111 Great Neck Rd.
                       Great Neck, NY 11021, 516-487-1446
  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                August 1, 1997
           	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                SCHEDULE 13 D     594903205

	1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bruce J. Haber (###-##-####)

	2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     			      (a)[ ]

                                                                   (b)[ ]
	3  SEC USE ONLY


	4  SOURCE OF FUNDS*          Not Applicable


	5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                   [ ]

	6 CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7  SOLE VOTING POWER            -0-


 8  SHARED VOTING POWER


 9  SOLE DISPOSITIVE POWER       -0-


10  SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        -0-


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%


14 TYPE OF REPORTING PERSON*         IN

            	*SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  SCHEDULE 13D   594903205

Item 1.	Security and Issuer

This statement relates to the shares of Common Stock, $.03 par value, of Micro Bio-Medics, Inc. (the "Issuer"). The Issuer's principal executive office is located at 846 Pelham Parkway, Pelham Manor, New York 10803.

Item 2.	Identity and Background

        (a)	Bruce Haber

        (b)	846 Pelham Parkway, Pelham Manor, New York 10803

        (c)	Director and President of Micro Bio-Medics, Inc.

        (d)	None

        (e)	None

        (f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

        Not applicable

Item 4.	Purpose of Transactions

        Not applicable

Item 5.	Interest in Securities of the Issuer

       (a) - (b)	None

       (c)	Effective August 1, 1997, the stockholders of Micro Bio-
Medics, Inc. ratified, adopted and approved the Merger Agreement dated as of March 7, 1997, as revised, among Henry Schein Inc., HSI Acquisition Corp. and Micro Bio-Medics, Inc. providing for the merger of HSI Acquisition with and into Micro Bio-Medics, Inc. and for Micro Bio-Medics, Inc. to become a wholly-owned subsidiary of Henry Schein with each outstanding share of Common Stock, par value $.03, of Micro Bio-Medics, Inc. being converted into the right to receive 0.62 shares of the Common Stock, par value $.01 of Henry Schein.
Micro Bio-Medics, Inc.'s Proxy Statement and Henry Schein, Inc.'s Prospectus dated July 2, 1997 included in Henry Schein, Inc.'s Form S-4 Registration Statement, File No. 333-30615 (including exhibits thereto) are incorporated by reference into this Schedule 13D. Prior to the Merger, Bruce Haber beneficially owned 127,167 shared of Micro Bio-Medics, Inc.'s Common Stock. Further Mr. Haber had the right to vote an additional 130,726 shares of Micro Bio-Medics, Inc.'s Common Stock owned by a third party. By virtue of the Merger, Bruce Haber will not own any shares of common stock of Micro Bio-Medics, Inc.

                  SCHEDULE 13D   594903205

(d)  Not applicable

(e) August 1, 1997



Item 6.	Contracts, Arrangements, Understandings or Relationships with
            Respect to the Securities of the Issuer

See Item 5(c).

Item 7.	Materials to be filed as Exhibits

See Item 5(c).



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 1, 1997


Reporting Person:    Bruce J. Haber



Signature: